Date: 23/07/2009	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DYNAMOTIVE ENERGY SYSTEMS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :	17/08/2009
Record Date for Voting (if applicable) :	17/08/2009
Meeting Date :	17/09/2009
1500 - 1055 West Georgia St
Meeting Location (if available) :	Vancouver, BC
V6E 4N7

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	267924108	CA2679241083

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for DYNAMOTIVE ENERGY SYSTEMS CORPORATION